Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                  4 OCTOBER 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                 FTC CLEARS CARNIVAL / P&O PRINCESS COMBINATION
                     INCREASED OFFER PRE-CONDITION SATISFIED
                    P&O PRINCESS TO ENTER TALKS WITH CARNIVAL

The Federal Trade Commission ("FTC") today announced the clearance of the proposed combination of Carnival and P&O Princess and that it has authorised its staff to close the investigation into the proposed combination. Carnival notes that in its press release the FTC stated that "the proposed transactions will not adversely affect consumers" and that "the facts do not warrant enforcement action".

As a result of receiving FTC clearance, the Pre-condition to Carnival's Increased Offer for P&O Princess has now been satisfied. Carnival's premium Increased Offer is now clearly as deliverable as the Royal Caribbean Proposal. The decision by the FTC follows clearance of the proposed combination of Carnival and P&O Princess by the European Commission and validates Carnival's consistent statements to this effect.

MICKY ARISON, CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, COMMENTED:

"WE ARE OF COURSE DELIGHTED WITH THE CONCLUSIONS REACHED BY THE FTC. WE HAVE CONSISTENTLY STATED THAT THE CARNIVAL OFFER, AS STRUCTURED, IS CLEARLY FINANCIALLY SUPERIOR TO, AND IS AS DELIVERABLE AS, THE ROYAL CARIBBEAN PROPOSAL. THE VALUE OF OUR PREMIUM OFFER IS CLEAR AND HAS A HIGHER DEGREE OF CERTAINTY THAN THE ROYAL CARIBBEAN PROPOSAL, WHICH IS DEPENDENT UPON THE DELIVERY OF BOTH SYNERGIES AND A MARKET RE-RATING."

Carnival notes P&O Princess' announcement of earlier today and is consulting with its advisers. A further announcement will be made in due course.

ENQUIRIES:

CARNIVAL                             Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                        Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner

UBS WARBURG                          Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                   Telephone: +44 20 7831 3113
Nic Bennett

Terms used in this announcement have the same meaning as in the announcement dated 7 February 2002.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to disclose to a Regulated Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Increased Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City
Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.